Exhibit 99.9


Perdigao S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.


        INTERNATIONAL EXPANSION CONSOLIDATES EXCELLENT EXPORT PERFORMANCE

           PERDIGAO will create approximately four thousand new jobs, for the second consecutive year

         PERDIGAO achieved substantial growth in overseas markets during 2004, thanks to its strategy of international expansion and the growing recognition of Brazil as a world-class producer and exporter of meat products. The company successfully penetrated new markets, mainly in Eurasia and Africa, and now serves hundreds of clients in over 100 countries.

         This success is due in part to greater activity at PERDIGAO'S offices in Dubai, England and the Netherlands, plus the inauguration of its Singapore office and a new approach to the Japanese market. The result will be an almost 50% increase in exports, compared with 2003, to R$2.7 billion, equivalent to 56% of net sales.

         In order to improve logistical support, the company invested in its operating structure in the port of Itajai (SC), from where more than 80% of its exports are shipped and where a team of logistics professionals implemented a project to reduce delays and costs and provide more reliable information flows. These changes have enhanced the company's competitiveness and helped cement its international presence.

         Another factor behind PERDIGAO's international expansion has been the consolidation of its Perdix brand in the European and Middle Eastern markets, as well as the launching of the Fazenda brand name in Russia, for retail distribution of a whole line of pre-cooked food products. These are now distributed through over 200 sales points in Moscow and another 50 in St. Petersburg. The company intends to continue growing in this market.

         The plan for 2005 is to expand exports by penetrating new overseas markets. South Korea, Malaysia and China are promising markets for poultry exports and commercial negotiations with these countries are already well advanced.

         During 2004, PERDIGAO launched its ATP Project (Atendimento Total Perdigao - PERDIGAO Total Service), aimed at achieving excellence in the service offered overseas and domestic clients. The PTS project will help identify each client's individual requirements and expectations and react more quickly to his needs. The system should result in shorter delivery times and lower inventory at the client level, making it easier to handle products with validity expiry dates and resulting in cost savings.

                                    PROSPECTS

         PERDIGAO will create close to 4,000 new jobs this year, for the second year running, making it one of the country's largest employers, with approximately 31,800 employees.

         The company commemorated its 70 years of existence this year by intensifying its program of investments in logistics, infrastructure and increased productivity at several of its processing plants. It also announced the construction of a new Agroindusrial Complex in Mineiros, state of Goias, for processing turkey and chester(R), which should start operations in the second half of 2006. The project will demand investments totaling R$510 million to be effected by the company and its integrated outgrowers.

         This year marks the tenth anniversary of the introduction of professional management at PERDIGAO, when a pool of pension funds took over control, paving the way for a strategic repositioning of the company and initiating a cycle of steady growth, which has averaged over 13% p.a. since that time.

         PERDIGAO is due to report sales of approximately R$5.5 billion for 2004, 26% higher than in 2003, thanks to higher export volumes, stronger export prices and the second semester recovery of the Brazilian economy.

         The company estimates an approximately 13% increase in sales to the domestic market in 2005, as a consequence of the higher employment and overall salaries. President Nildemar Secches considers growth of this order achievable:
"We are not seeing any explosion in consumption, but these two factors have a beneficial effect on food sales."

         If the domestic recovery continues and absent any major changes in the international scenario, PERDIGAO expects sales volumes to grow by 9% between the two markets. The company based its 2005 budget on the assumption of 3% Brazilian GDP growth, IPCA inflation of around 6%, a slight devaluation of the Real against the dollar and a gradual decline in interest rates.

         PERDIGAO expects less pressure from grain prices in 2005, due to lower international prices for corn and soy, faced with estimates of a bumper US crop. On the other hand, pork prices are expected to trade slightly higher, given that demand is forecast to be marginally higher than production.

         Capital expenditures are projected to jump from this year's R$90 million to R$150 million in 2005. Following the inauguration of a new Distribution Center in Curitiba, Perdigao will spend part of its capital expenditures budget on another mega-Distribution Center at its Marau (RS) poultry processing plant and on concluding the duplication of its Videira (SC) Distribution Center capacity. The remainder will be spent on increasing production capacity and breaking ground at its Araguaia project in Mineiros
(GO).

          Besides the expenditures on improvements and expanded capacity, the company is also investing in a Shared Service Center in Itajai (SC), which will centralize certain administrative functions in the fields of Human Resources, Controler, Finance and Sales Support, as well as incorporating the Supplies and IT areas, resulting in more coordinated procedures and lower costs.

                                    HIGHLIGHT

         In November PERDIGAO was included in Bovespa's IBRX-50 preview, as one of the 50 most liquid shares in that month's trading. PERDIGAO shares have offered investors gains of 112% on the Bovespa during 2004 and 118% on the NYSE.

                                                    Sao Paulo, December 14, 2004